SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Issue of Debentures

Rio de Janeiro, March 27, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that the Company’s Board of Directors meeting held today, approved its 5th issue of non-convertible unsecured debentures, in two series, for public distribution, under the mixed regime of firm guarantee and best placement efforts, under the automatic distribution registration procedure, without previous analysis, solely destined to professional investors, for the frequent issuer of fixed income securities – EFRF, of up to 3,500,000 debentures, with unit face value of R$1,000.00, on the date of issue, totaling up to R$ 3,500,000,000.00, on the date of issue, observing eventual partial distribution of, at least: (i)1,000,000 Eletrobras Debentures, corresponding to R$1,000,000,000.00, within the scope of the first series; and (ii) 1,000,000 Eletrobras Debentures, corresponding to R$1,000,000,000.00, within the scope of the second series. The offering bookrunners, after consultation and the Company’s previous agreement, may opt for an increase in the amount of Debentures originally tendered up to 875,000 Eletrobras Debentures, corresponding to R$875,000,000.00, according to the demand verified in the Bookbuilding Procedure (as defined hereinbelow).

The bookbuilding procedure shall be adopted, organized by institutions contracted by the Company to structure and distribute the Eletrobras Offering, with or without reservations, without minimum or maximum batches, for verification of demand by Eletrobras Debentures within the scope of each series to define (i) the total amount of Eletrobras Debentures allocated in each series, observing the minimum amount of each series; (ii) the final amount of Eletrobras Debentures issued and the total issue amount, observing the minimum amount; (iii) the final remuneration fee; and (iv) the eventual exercise of the overallotment option.

The unit face value of Eletrobras Debentures shall not be monetarily restated and shall be paid in a lump sum on the respective maturity dates of the first and second series, i.e., April 15, 2029, and April 15, 2031.

The first series Eletrobras Debentures shall have a five-year maturity, except for the assumptions provided for in the indenture, and remuneratory interest corresponding to the cumulated variation of 100% of one-day DI (Interbank Deposits) average daily rate, over extra-group, expressed as a percentage per year, basis of 252 business days, daily calculated and published by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available on its webpage (http://www.b3.com.br), exponentially accrued of a spread to be calculated in the Bookbuilding Procedure, limited to the percentage of 0.85% p.a.

The second series Eletrobras Debentures shall have a seven-year maturity, except for the assumptions provided for in the indenture, and remuneratory interest corresponding to the cumulated variation of 100% of DI rate, exponentially accrued of a spread to be calculated in the Bookbuilding Procedure, limited to the percentage of 1.00% p.a.

The net proceeds raised by the Company through Eletrobras Debentures shall be used for corporate purposes, including liability management, investments, and/or investment reimbursement.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A   of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables,  changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed..

The Board of Directors also approved (i) Centrais Elétricas do Norte do Brasil S.A.’s 5th issue of non-convertible unsecured debentures, with Eletrobras’ additional guarantee, in a single series, totaling R$1,000,000,000.00; (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – Eletrobras CGT Eletrosul’s 5th issue of non-convertible unsecured debentures, with Eletrobras’ additional guarantee, in a single series, totaling R$500,000,000.00; and (iii) Companhia Hidro Elétrica do São Francisco’s 2nd issue of non-convertible unsecured debentures, with Eletrobras’ additional guarantee, in a single series, totaling R$1,000,000,000.00, which shall be the purpose of a public distribution, under the automatic registration procedure, solely destined to professional investors.

Within the scope of subsidiary issues, the Company shall make a commitment as guarantor and primary obligor, expressly waiving certain benefits of order, rights, and right of withdrawal of any nature, being liable for the full and prompt compliance with all main and ancillary obligations assumed by respective subsidiaries.

The certificate of the Board of Directors’ decision containing the full matter approved is filed at the Company’s headquarters and websites of CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com/).

ELETROBRAS' OFFERING AND SUBSIDIARIES' OFFERS ARE NOT A MATTER OF REGISTRATION AT CVM YET, THIS MATERIAL FACT ONLY AIMS AT RELEASING THEIR APPROVAL.

This Relevant Fact neither represents an offering, invitation nor request of an offer for subscription of Eletrobras Debentures and/or debentures within the scope of Subsidiary Issues. Neither this Material Fact nor any information contained herein shall constitute the basis of any agreement or commitment.

The Company will keep the market informed of any relevant developments about the matter discussed in this Relevant Fact.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A   of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables,  changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.